Mail Stop 3561

									August 10, 2005



Via US Mail and Facsimile

Mr. Sam L. Henry
Chief Financial Officer
Elamex, S.A. DE C.V.
1800 Northwestern Drive
El Paso, TX   79912

		Re:	Elamex, S.A. DE C.V.
			Form 10-K for the fiscal year ended December 31,
2004
			Form 10-Q for the quarterly period ended March 31,
2005
			File No. 000-27992

Dear Mr. Henry:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page
24
1. We note the equity in losses of unconsolidated affiliates shown here as well as the net losses for Qualcore disclosed in Note 1. Please tell us what consideration you gave to providing separate audited financial statements of subsidiaries not consolidated as set forth in Rule 3-09 of Regulation S-X. In your response, please show us how you determined the subsidiaries were not significant.

Note 1. Organization and Basis of Presentation, page 28
2. Notwithstanding the above comment, please provide audited summarized information as to assets, liabilities and results of operations of Qualcore or tell us why the information is not required to be audited. Reference is made to APB 18 and Rule 4-08(g) of Regulation S-X.
3. We note you have a 50.1% investment in Qualcore that you account for under the equity method. We also note Qualcore is jointly managed by both you and GE de Mexico which owns the remaining interest in this joint venture company. Please explain to us how you determined you do not have a controlling financial interest in Qualcore. Include in your response the form of your 50.1% interest and the pertinent factors you considered in determining the accounting for your interest under the equity method.

Note 10.  Stockholders` Equity, page 38
4. We note the issuance of common stock that may be redeemed at the
option of the holder.   We also note that management believes the
stock is permanent capital because from an economic standpoint, a stockholder would not exercise the option to redeem the stock. Rule
5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be
classified outside of permanent equity.   Redeemable stock may
still
be presented in the mezzanine for instruments not within the scope of
SFAS 150.  Please tell us what consideration you gave to Rule 5-
02.28
and EITF D-98 or revise. Further, please clarify if the carrying amount has not been adjusted to its redemption amount because it is not probable that the security will become redeemable; please expand your disclosure accordingly.





      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief

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Mr. Sam L. Henry
Elamex, S.A. DE C.V.
August 10, 2005
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